Filed Pursuant To Rule 433

Registration No. 333-209926

February 8, 2017

Good as Gold

Re-Appraising Strategic Allocations to Gold

For thousands of years gold has been one of the world's most valuable metals, used as both a form of currency and an investment. Investors have traditionally used gold to help preserve wealth in times of market volatility or periods of high inflation and to diversify portfolios. Beginning in 2013, concerns surrounding rising interest rates and a strong US dollar put pressure on the price of gold, and many investors reassessed gold's value and questioned how it should be used in portfolios going forward. We believe gold should be viewed as a long-term strategic asset and that investors should carefully consider gold's potential price drivers today and beyond.

While the US dollar and interest rates are important factors that drive the price of gold, there are many other variables that influence the precious metal. Today, the relationship between gold and market and economic forces is even more complex and very different from the past. Several other factors including the frequency of tail risk events, supply/demand dynamics and central bank purchases play prominent roles. Regardless of the macroeconomic environment, the potential portfolio diversification benefits of gold remain. As an investment, the economic forces that determine the price of gold are different

Figure 1: Gold as a Potential Portfolio Diversifier
Correlation of Returns to Other Asset Classes


Bloomberg Commodity Index
0.41
BofA Merrill Lynch US Corporate Index
0.22
MSCI Emerging Markets Index
0.20
Bloomberg Barclays US Agg Index
0.19
MSCI EAFE Index
0.15
Bofa Merrill Lynch US Treasury Index
0.13
Dow Jones US Select REIT Index
0.10
Bloomberg Barclays US High Yield Index
0.08
Russell 2000 Index
0.05
S&P 500 Index
-0.03
ICE Libor USD 3M Index
-0.07
-1.0
-0.50
0.00
0.50
1.0

Source: State Street Global Advisors (SSGA), Bloomberg, as of 12/31/2016. Computed using monthly return data from December 1990 to December 2016.

Diversification does not ensure a profit or guarantee against loss.

The correlation coefficient measures the strength and direction of a linear relationship between two variables. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean.

STATE STREET GLOBAL ADVISORS
SPDR

WORLD GOLD COUNCIL

Good as Gold Re-Appraising Strategic Allocations to Gold

Figure 2: Gold as a Tail Risk Hedge — Performance in Market Downturns


%
20
0
-20
-40
-60
-80
Gulf War I
LTCM
Dot.com Meltdown
9/11
2002 Recession
Great Recession
Sovereign Debt Crisis I
Gold
MSCI US TR Index
Commodities
Hedge Funds
Real Estate
Private Equity
US Treasuries

Source: FactSet, SSGA, from 12/31/1989 to 12/31/2013.

Notes: Persian Gulf War I: Q3 1990, LTCM: Q3 1998, Dot-com Meltdown: Q1 2001, 9/11: Q3 2001, 2002 Recession: Q2/Q3 2002, US Credit Crisis: Q4 2008/Q1 2009, European Sovereign Debt Crisis: Q2 2010.

Past performance is not a guarantee of future results. Gold may not serve as a hedge in all market conditions.

Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Index returns reflect capital gains and losses, income, and the reinvestment of dividends.

Indices representing the above asset classes are as follows: Gold = LBMA Afternoon Gold Price as tracked by ICE Benchmark Administration Ltd., Equities = MSCI US TR Index, Commodities: S&P Goldman Sachs Commodity Index, Hedge Funds = Hedge Fund Research HFRI Fund Weighted Composite Index, Real Estate = Dow Jones US Select REITS Total Return Index, Private Equity = Cambridge Associates Index, US Treasuries = Barclays Capital US Treasury Aggregate Index.

from the economic forces that determine the price of many other asset classes such as equities, bonds or commodities. Therefore, gold offers investors a unique opportunity to seek to diversify portfolios because of its relatively low historical correlation with many other asset classes (See Figure 1).

So, does it still make sense to invest in gold? We believe the answer is a resounding yes. In fact, today, many investors are reappraising gold's value and viewing the precious metal not as a temporary and opportunistic holding, but as a unique strategic asset class with the potential to diversify and further strengthen portfolios in a variety of market conditions. Whether gold is rallying or weakening, we believe that it's always appropriate for investors to consider a strategic role for gold in their portfolios.

Gold's Strategic Value

Over time, holding a modest allocation to gold has offered a range of potential portfolio benefits, including:

- Low Correlation to Major Asset Classes
- Reduced Volatility by Diversifying Portfolios[1]
- Wealth Preservation (See Figure 2)

Portfolio Diversification

The principle of diversification holds that portfolios benefit from a wide array of assets that behave differently from one another under various market conditions. The rationale is simple: Given that it is virtually impossible to know which asset classes will do best or how economic developments may impact performance, holding a wide range of assets may improve long-term returns and may reduce portfolio risk in the long run.

Although global markets have become more closely correlated, gold prices have not historically moved in lockstep with traditional asset classes such as equities and fixed income. This is because gold prices, again, are influenced by different factors than are prices of other assets (see Figure 1 for recent correlations).

Therefore, adding a strategic allocation to gold — anywhere within the range of 2 percent to 10 percent of the portfolio[2] — may help better insulate a portfolio against significant events that broadly affect the markets.

State Street Global Advisors 2

Good as Gold Re-Appraising Strategic Allocations to GoldModerating Volatility in Tumultuous Markets In fact, nearly 60 percent of gold demand comes from jewelry Gold’s low correlation to other asset classes has been and technology, which are positively tied to factors that may especially pronounced — and therefore more valuable drive US interest rates higher, such as economic growth and — during market downturns. lower unemployment.6 And only 6 percent of global gold demand comes from the US (see Figure 4). As Figure 2 shows, in ?ve out of the seven periods of market More central bank stimulus in the Eurozone and Japan could turmoil, an allocation to gold would have preserved wealth potentially lend support to the price of gold should investors in a diversi?ed portfolio by cushioning the hit taken by the use it as a store of wealth if short-term interest rates remain portfolio. Of course, past performance does not guarantee negative in countries such as Germany, Switzerland and Japan. future results. Wealth Preservation With heightened uncertainty in today’s complex global market, Potential Gold Drivers — Today and Beyond making a consistent strategic allocation to gold affords a range Key trends have emerged within some of the primary price of potential bene?ts. drivers that may bode well for gold today and in the future. For example, gold has been used as a hedge against in?ation Those trends include: for centuries. Primary Supply Not Meeting Demand Since 1971, gold has provided an annualized real rate of Rising Asia Demand return of 4.2 percent over the US consumer price index (CPI).3 Historically, gold has seen its strongest price performance in Central Bank Buying years of high in?ation such as in 1980, providing an average real Under-Owned Asset return of 19.2 percent and a median increase of 14.9 percent in years in which CPI’s increase has been greater than 5 percent.4 Physical Demand that Exceeds Production Gold production over the past two decades has averaged Over at least these past 45 years, gold has had positive real an annual increase of less than 1 percent. In fact, as of the returns, giving it value as a long-term hedge against in?ation.5 fourth quarter of 2015, the total supply of gold is down 10 percent from a year earlier because of decreased mining Gold, the US Dollar and Interest Rates production and a decline in the recycling of gold.7 Only a handful of large gold deposits have been discovered over the While the US dollar and interest rates are important factors in past few decades, as mine producers face lower gold prices explaining the price movement of gold, as mentioned, they are and higher production costs. Meanwhile, new projects not the sole components. and exploration have slowed. Thus, future production Higher US interest rates may not have a dramatic negative shows little chance of increasing signi?cantly. effect on gold due to its complex and global demand dynamics. Figure 3: Over 50% Of Gold Demand Comes from Asia Figure 4: Central Bank Net Sales and Purchases of Gold in TonnesTonnesAsia ex China 9% 900USA and India6% Europe12% 600ChinaMiddle 29%East 8% 300India25% 0 -300Other11% -600 2006 2008 2010 2012 2014 Q3’2016Source: Thomson Reuters GFMS, World Gold Council, 2015 annual demand, Source: Metals Focus, World Gold Council, as of 09/30/2016. as of 12/31/2015.State Street Global Advisors 3

Good as Gold Re-Appraising Strategic Allocations to Gold

Figure 5: Size of Financial Markets
US $160 Trillion; June 30, 2015*


Gold
1%
Alternative Investments
5%
Debt & Money Market
51%
Equities
43%

Source: BIS, Thomson Reuters GFMS, Hedge Fund Research, Preqin, World Federation of Exchange, World Gold Council. As of June 30, 2015.

* Estimates include the global market capitalization of all publicly traded stocks and REITs; the total value of outstanding bonds and money market instruments; total open interest on major commodity futures plus above ground stocks of precious metals; the assets under management of private equity and hedge funds; and private holdings of gold bullion. Central bank holdings of gold and bonds were excluded.

What Has Happened to the Price of Gold?

After reaching a cycle high in 2011, gold prices retreated by about 45 percent. However, prices have largely been trading in a consistent range for the past two years. The 27 percent decline in 2013, while sharp, was not unprecedented. Gold has seen seven pullbacks of more than 10 percent since 2001, and 12 pullbacks of 20 percent or more since 1970.[10] After each decline, gold went on to not only rebound but to post new all-time highs. The past several years have been marked by a confluence of factors that helped drive gold's price lower, including fears of Fed tapering, low inflation expectations and US dollar strengthening. While many of these factors remain, with gold falling in the past four years, the trend, as noted, may be turning as the economic cycle matures and new drivers of gold emerge. Those include:

- Gold playing an effective role as a potential hedge as stock valuations in the US and elsewhere remain elevated and as investors have increased risk exposures in search of returns in a very low yield environment.
- Despite some concerns about gross domestic product (GDP) growth across emerging markets, economic output continues to increase and so do incomes. This, in turn, strengthens the case for gold as a long-term strategic asset and potential wealth preservation tool.

Greater Demand from Expanding Asian Economies

Jewelry represents the largest area of consumption for gold, especially in China and India, where the rising standard of living for all sectors of the population is increasing the demand for jewelry both for cultural celebrations and as a sign of personal wealth. Physical consumer demand from this region is currently more than five times that of Western markets.

Central Banks Becoming Net Buyers of Gold

In 2010, central banks became net buyers of gold to reduce their dependence on the US dollar. In fact, central banks bought 588 metric tons of gold in 2015, second only to the record 625 metric tons in 2013.[8] That trend is expected to continue over the coming decades, as currency crises prompt banks to further diversify.

Gold is Under — Owned

In spite of gold's potential portfolio benefits, gold is still under-owned. As a percentage of total global assets, gold amounted to just 1 percent as of June 2015, with 70 percent of all investors owning no gold whatsoever.[9] However, as investors around the globe come to appreciate gold's strategic value, pension funds, sovereign wealth funds, insurance funds, mutual funds, hedge funds, private equity funds and private wealth funds, as well as individual investors, are likely to continue to expand their use of gold as a risk management and capital preservation tool.

A Look Ahead

While history underscores the many benefits of gold as a potentially "defensive asset" in challenging times, diversification and risk management, along with capital preservation, are attractive attributes in any economic environment. As Ralph Waldo Emerson once observed, "The desire of gold is not for gold. It is for the means of freedom and benefit." Although a long period of record-setting prices illustrated gold's timeless value in times of economic uncertainty, the true "freedom and benefit" gold provides is in its role as a strategic long-term asset.

[1] A byproduct of gold's low correlation to most key asset classes, such as stocks, bonds and commodities. Over the past 25 years, the correlation of gold to stocks, bonds and other commodities was -0.01, 0.19, and 0.44, respectively. Source: SSGA, Bloomberg, as of 12/31/2015. Computed using monthly return data from Dec 1990 to Dec 2015. It measures the degree to which the deviations of one variable from its mean are related to those of a different variable from its respective mean. Index returns are unmanaged and do not reflect the deduction of any fees or expenses. Stocks represented by S&P 500 Index; Bonds represented by Barclays US Aggregate Index; Commodities represented by Bloomberg Commodity Index. Index returns reflect all items of income, gain and loss and the reinvestment of dividends and other income.

State Street Global Advisors 4

Good as Gold Re-Appraising Strategic Allocations to Gold

[2] J.P.Morgan, Gold in asset allocation, July 2012; Mercer, Gold as an asset class for institutional investors, February 2011; New Frontier Advisors and World Gold Council, Gold as a strategic asset, September 2006; New Frontier Advisors, Gold as a strategic asset for European investors, December 2011; Oxford Economics, The impact of inflation and deflation in the case for gold, July 2011; Matos, P. and R. Evans, Gold as a portfolio diversifier: the World Gold Council and investing in gold; Darden Business Publishing, University of Virginia, September 2012.

[3] World Gold Council, An Investors Guide to the Gold Market US Edition, December 2010. As quoted in SSGA. The Case for Gold: A Strategic Asset.

[4] Ibid.

[5] Ibid.

[6] Thomson Reuters GFMS, World Gold Council, based on 2014 annual demand, as of 12/31/2014.

[7] "Gold Demand Trends, Full Year 2015," World Gold Council.

[8] "Gold Demand Trends, Full Year 2015," World Gold Council.

[9] BIS, Thomson Reuters GFMS, Hedge Fund Research, Preqin, World Federation of Exchange, World Gold Council.

[10] Bloomberg and SSGA.

Figure 6: GLD® Standard Performance

						Annualized				
Ticker	**Fund Name**	**As of**	**1 Month (%)**	**QTD (%)**	**YTD (%)**	**1 Year (%)**	**3 Years (%)**	**5 Years (%)**	**10 Years (%)**	**Since Inception (%) 11/18/2004**
GLD	SPDR Gold Shares NAV	12/31/2016	-1.65	-12.44	8.69	8.69	-1.58	-6.31	5.76	7.85
	SPDR Gold Shares Market Value	12/31/2016	-1.91	-12.76	8.03	8.03	-1.92	-6.32	5.65	7.66
	LBMA Gold Price PM	12/31/2016	-2.73	-13.35	8.10	8.10	-1.65	-5.62	6.13	8.17

Source: spdrs.com, as of 12/31/2016.

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance

Performance returns for periods of less than one year are not annualized.

The market price used to calculate the Market Value return is the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the Fund are listed for trading, as of the time that the Fund's NAV is calculated. If you trade your shares at another time, your return may differ.

Gross Expense Ratio: 0.40%.

State Street Global Advisors 5

Good as Gold Re-Appraising Strategic Allocations to Gold

Glossary

BofA Merrill Lynch US Corporate Index The BofA Merrill Lynch US Corporate Index tracks the performance of publicly issued US dollar denominated investment grade corporate debt.

BofA Merrill Lynch US Treasury Index The BofA Merrill Lynch US Treasury Index tracks the performance of US dollar denominated sovereign debt publicly issued by the US government.

Barclays Capital US Treasury Index US dollar-denominated, fixed-rate, nominal debt issued by the US Treasury. Treasury bills are excluded by the maturity constraint, but are part of a separate Short Treasury Index.

Bloomberg Barclays Global Aggregate Bond Index The Barclays Global Aggregate Index provides a broad-based measure of the global investment-grade fixed income markets. The three major components of this index are the U.S. Aggregate, the Pan-European Aggregate, and the Asian-Pacific Aggregate Indices. The index also includes Eurodollar and Euro-Yen corporate bonds, Canadian government, agency and corporate securities, and USD investment grade 144A securities.

Bloomberg Barclays US High Yield Corporate Bond Index The Barclays U.S. High Yield Index covers the universe of fixed rate, non-investment grade debt. Eurobonds and debt issues from countries designated as emerging markets (sovereign rating of Baa1/BBB+/BBB+ and below using the middle of Moody's, S&P, and Fitch) are excluded, but Canadian and global bonds (SEC registered) of issuers in non-EMG countries are included. The index includes both corporate and non-corporate sectors.

Bloomberg Commodity Index A broadly diversified commodity price index distributed by Bloomberg Indexes that tracks 22 commodity futures and seven sectors. No one commodity can compose less than 2 percent or more than 15 percent of the index and no sector can represent more than 33 percent of the index.

Cambridge Associates Private Equity Index A benchmark based on returns data compiled on U.S. private equity funds, including fully liquidated partnerships, formed between 1986 and 2014.

Dow Jones US Select REIT Index A benchmark of U.S. REITs and REIT-like securities that screens for market capitalization, liquidity and percentage of revenue derived from ownership and operation of real estate securities. It is float market cap weighted and quoted in dollars.

Dow Jones US Select REITs Total Return Index A benchmark of U.S. REITs and REIT-like securities that screens for market capitalization, liquidity and percentage of revenue derived from ownership and operation of real estate securities. It is float market cap weighted, quoted in dollars and reflects reinvested dividends.

HFRI Fund Weighted Composite Index A global, equal-weighted index of over 2,000 single-manager funds that report to Hedge Fund Research Inc.'s database. The HFRI Fund Weighted Composite Index does not include Funds of Hedge Funds.

LBMA Afternoon Gold Price The LBMA Gold Price is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by the participants in a physically settled, electronic and tradable auction.

MSCI EAFE Index An equities benchmark that captures large- and mid-cap representation across developed market countries around the world, excluding the US and Canada.

MSCI Emerging Markets Index The MSCI Emerging Markets Index captures large and mid-cap representation across 23 emerging markets countries. With 834 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

MSCI USA Total Return Index The MSCI USA Total Return Index is designed to measure the performance of the large and mid-cap segments of the US market, with dividends reinvested. With 631 constituents, the index covers approximately 85 percent of the free float-adjusted market capitalization in the US.

Russell 2000 Index A benchmark that measures the performance of the small-cap segment of the U.S. equity universe.

S&P 500 Index A popular benchmark for U.S. large-cap equities that includes 500 companies from leading industries and captures approximately 80 percent coverage of available market capitalization.

S&P Goldman Sachs Commodity Index, or S&P GSCI A production-weighted index launched in 1992 that tracks the performance of 24 commodity futures contracts. The index, tilts to commodities that are more heavily produced globally, so its weights more heavily to, say, crude oil than to cocoa.

US 3-Month Libor (Cash) Libor, or the London Interbank Offered Rate, is equivalent to the federal funds rate, or the interest rate one bank charges another for a loan. It is used as a reference figure for corporate financial transactions and, increasingly, for consumer loans as well.

State Street Global Advisors 6

Good as Gold Re-Appraising Strategic Allocations to Goldssga.com | spdrs.comState Street Global Advisors One Lincoln Street, Boston, MA 02111-2900. Investing in commodities entails significant risk and is not appropriate for T: +1 617 664 7727. all investors.Important Risk Information Important Information Relating to SPDR Gold Trust (“GLD®”): This material has been created for informational purposes only and does not The SPDR Gold Trust (“GLD®”) has filed a registration statement (including constitute investment advice and it should not be relied on as such. It does not take a prospectus) with the Securities and Exchange Commission (“SEC”) for the into account any investor’s particular investment objectives, strategies, tax status or offering to which this communication relates. Before you invest, you should investment horizon. There is no representation or warranty as to the current accuracy read the prospectus in that registration statement and other documents of, or liability for, decisions made based on this material. All material has been GLD has filed with the SEC for more complete information about GLD and obtained from sources believed to be reliable, but its accuracy is not guaranteed. this offering. You may get these documents for free by visiting EDGAR on ETFs trade like stocks, are subject to investment risk, fluctuate in market value and the SEC website at sec.gov or by visiting spdrgoldshares.com. may trade at prices above or below the ETFs’ net asset value. Brokerage commissions Alternatively, the SPDR Gold Trust or any authorized participant will and ETF expenses will reduce returns. arrange to send you the prospectus if you request it by calling 866.320.4053. Diversification does not ensure a profit or guarantee against loss. GLD is not an investment company registered under the Investment Company Act Commodities and commodity-index linked securities may be affected by changes of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity in overall market movements, changes in interest rates, and other factors such as Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have weather, disease, embargoes, or political and regulatory developments, as well as the protections associated with ownership of shares in an investment company trading activity of speculators and arbitrageurs in the underlying commodities. registered under the 1940 Act or the protections afforded by the CEA. While the shares of ETFs are tradable on secondary markets, they may not readily GLD shares trade like stocks, are subject to investment risk and will fluctuate in trade in all market conditions and may trade at significant discounts in periods of market value. The value of GLD shares relates directly to the value of the gold held market stress. by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of The views expressed in this material are the views of Global SPDR through the period the shares, which trade at market price, may be more or less than the value of the ended December 31, 2016 and are subject to change based on market and other gold represented by them. GLD does not generate any income, and as GLD regularly conditions. This document contains certain statements that may be deemed forward-sells gold to pay for its ongoing expenses, the amount of gold represented by each looking statements. Please note that any such statements are not guarantees of any Share will decline over time. Investing involves risk, and you could lose money on an future performance and actual results or developments may differ materially from investment in GLD. Please see the GLD prospectus for a detailed discussion of the those projected. risks of investing in GLD shares. When this document is distributed electronically, the The whole or any part of this work may not be reproduced, copied or transmitted or GLD prospectus is available by clicking here. any of its contents disclosed to third parties without SSGA’s express written consent. The World Gold Council name and logo are a registered trademark and used with the SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) permission of the World Gold Council pursuant to a license agreement. The World and has been sublicensed by S&P Dow Jones Indices LLC (“SPDJI” and together with Gold Council is not responsible for the content of, and is not liable for the use of or its affiliates and SPFS, “S&P”) for use by State Street Global Advisors. No financial reliance on, this material. product offered by State Street Global Advisors, a division of State Street Bank and For more information: State Street Global Markets, LLC, One Lincoln Street, Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by S&P. S&P Boston, MA, 02111 T: +1 866 320 4053 spdrgoldshares.com. makes no representation regarding the advisability of investing in such product(s) nor does S&P have any liability in relation thereto. © 2017 State Street Corporation. All Rights Reserved. State Street Global Advisors ID8551-IBG-22612 0117 Exp. Date: 04/30/2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.